PE 2-28-02

02020451

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED MAR 07 2002 365

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAR 13 2002
THOMSON FINANCIAL

For the month of February 2002

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date March 5, 2002

By Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

LEADINGBRANDS™

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Toll Free: 1-800-729-2746
Ext. 238
E-mail:
rmcrae@LeadingBrandsInc.com

Howard Wishner
Executive Vice –President of
Marketing & Chief of
Corporate Communication
Leading Brands, Inc.
Tel: 203-536-4792
E-mail: hwish531@aol.com

Stan Altschuler/
David Waldman
Strategic Growth International,
Inc.
Investor Relations
Tel: 516-829-7111
E-mail: info@sgi-ir.com

LEADING BRANDS, INC. FORMS LEADING BRANDS OF AMERICA, INC. HIRES FORMER SOBE SENIOR MANAGEMENT TO SPEARHEAD US EXPANSION and

OPENS US HEAD OFFICE IN STAMFORD, CONNECTICUT

VANCOUVER, CANADA, February 12, 2002. LEADING BRANDS, INC. (NASDAQ:LBIX), Canada's largest independent, fully integrated food and beverage brand management company, is pleased to announce that it has hired Howard E. Wishner and Bob Miller, formerly senior management of SoBe Beverage Company, to spearhead the Company's US expansion.

Mr. Miller will join the Company as President of Leading Brands of America, Inc. (LBAI). Mr. Wishner will become Executive Vice-President of Marketing and Chief of Corporate Communication of Leading Brands, Inc. and Chief Marketing Officer of LBAI.

Howard Wishner's marketing and public relations experience reads like a Who's Who when it comes to brand building in the US and abroad. Companies include Ringling Brothers Barnum & Bailey Circus, Pepsi, SoBe, Perdue Farms, General Foods, Borden's, General Motors, Chrysler Corporation and Colgate Palmolive just to name a few, in addition to an extensive knowledge of both sports and entertainment. Specifically, at SoBe he was the architect of the trade, consumer, and business to business communications plan in addition to developing integrated programs to support marketing and sales.

Mr. Miller, as the Executive Vice President of Sales and Marketing at SoBe, built the entire distribution network which accounted for sales of $225,000,000 in 2000 and enabled the company to sell to Pepsi for $370,000,000 in 2001. Prior to SoBe he was the driving sales force behind Mistic Beverages, building a strong distribution network and sales force. Sales in 1995 were $130,000,000 and at the end of the year was sold to Triarc Beverages for $96,000,000.

Leading Brands Chairman and CEO Ralph D. McRae said: "We have worked with Howard and Bob since 1999 while they were with SoBe. Our company is extremely fortunate to be able to attract people of this caliber and reputation within the North American beverage industry. Their past experience, entrepreneurial mindset and successes will greatly accelerate the introduction of our products into the United States market, which is 20 times larger than Canada. Our trademark Integrated Distribution System will back up their sales and marketing efforts to timely provide our new US customers with the best quality products at the lowest possible cost.

"In addition to establishing a distribution network for Leading Brands products, LBAI will also make its resources available to license unique beverage products from third parties, in much the same way that we have done that successfully in Canada over the past several years. This is a major step forward for Leading Brands and I am proud to be able to once again work with these fine men."

Mr. Wishner added: "We are extremely excited about the existing and new products that Leading Brands has in its pipeline. They are innovative and hit at the heart of the rapidly growing 'healthy reality' beverage category. I have been astounded by the positive response I have seen with their new Pez® Juice Drinks line and I am very happy to be part of such a dynamic company. Furthermore, I am looking forward to help open up the US operation with my colleague Bob Miller."

Mr. Miller concluded: "Our goal is to offer to our customers and the consumer a unique lineup of beverage products that leads the healthy reality beverage category. My first priority is to build our team and establish a distribution network across the US to move our products. I see no reason why we cannot with the resources of Leading Brands behind us, repeat our earlier success, especially with Howard heading up marketing and public relations."

We Build Brands™

Leading Brands, Inc. is the largest independent, fully integrated food and beverage brand company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

This news release is available at www.LeadingBrandsInc.com

LEADINGBRANDS™

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:

Howard E. Wishner
EVP Marketing &
Corporate Communication
Leading Brands, Inc.
USA Tel: (203) 536-4792
Email: hwish531@aol.com

Stan Altschuler/David Waldman
Investor Relations
Strategic Growth International, Inc.
Tel: (516) 829-7111
Email: info@sgi-ir.com

Erin Heit
Marketing Communications
Energy Brands Inc.
Tel: (718)-746-0087 (X 305)
Email:
erinh@energybrands.com

LEADING BRANDS, INC. GRANTED CANADA-WIDE LICENSE FOR GLACÉAU VITAMINWATER

VANCOUVER, CANADA, February 28, 2002. LEADING BRANDS, INC. (NASDAQ:LBIX), Canada's largest independent, fully integrated premium beverage company, is pleased to announce that it has been appointed by Energy Brands Inc. of Whitestone Queens New York as the exclusive licensee of Glacéau **Vitamin**water for Canada. Under the terms of the multi-year agreement Leading Brands will both bottle and distribute the product.

Glacéau **Vitamin**water is the leader in the nutrient enhanced water category and is one of the fastest growing beverages in the United States today. A low-calorie, fruit-flavored drink infused with electrolytes and nutrients, **Vitamin**water is called 'The next generation of Bottled Water'. The product has been featured in numerous recent articles from Time Inc. to People Magazine.

Leading Brands Chairman & CEO Ralph D. McRae added: "We are very pleased to be able to introduce this new beverage category to Canada. When I saw Phil Mickelson walk off the 15th tee at last years Masters carrying a bottle of Glacéau **Vitamin**water I knew we had to have the product. J. Darius Bikoff, Founder & President Energy Brands Inc., and his team have done a wonderful job of defining and building this category in the US. It is now our job to continue that momentum into Canada and bring some excitement to an otherwise bland water segment."

Vitaminwater is a low calorie, colorful, great tasting water sold in a novel package. According to Entertainment Weekly Magazine the product has been adopted by Elizabeth Hurley, Cher and Sarah Jessica Parker, to name a few. Leading Brands anticipates first year sales of the product, which will be introduced early Summer of 2002, to top $2,000,000US.

We Build Brands™

Leading Brands, Inc. is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as Johnny's Roadside Iced Tea and Lemonade, Country Harvest Juices, Ceasar's Bloody Caesar Cocktail, and Cool Canadian Water. Leading Brands, Inc. has offices throughout Canada and also a United States office located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

This news release is available at www.LeadingBrandsInc.com